Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

TRANSCRIPT OF CNBC INTERVIEW WITH EDWARD D. BREEN AND ANDREW N. LIVERIS

DECEMBER 11, 2015

DAVID FABER:      These businesses know they’re going to be independently traded, and let’s call it three years from today or something along those lines.  What incentive do they have, Andrew, then to, to, to keep performing well over this period, instead of sort of keeping things okay but waiting until they become public to really ramp it up for their management teams and the like?

ANDREW LIVERIS:      Because neither he nor I will allow it.  (laughs)

ED BREEN:      Yeah, there’s another answer to that too.  I’ve been through this before, splitting up FICO…

DAVID FABER:      With the split of FICO…

ED BREEN:      …into five different companies.  And it’s very easy.  You say to the management team, and especially the person that’s gonna run it, you don’t get to be the CEO and the CFO of the public company if you don’t do a good job right now.

DAVID FABER:      And you haven’t decided…

ED BREEN:      And it’s a big motivator.

DAVID FABER:      You have not decided yet who will be the CEOs of these respective companies?

ED BREEN:      We, we will do that with at last six months’ notice from the time of separation.  That’s…  Hopefully before that even, but no later than six months.

DAVID FABER:      Ah, go ahead, sir (?) …

ANDREW LIVERIS:      David – no, just want to make it clear that we’re motivated to set it up so that we can answer your question on the people side, the talent, the…all the people that have to be staff(ed).  I’m not motivated to be the person on the outbound at all.  This is an incredible value-creating deal.  If you want to call it fulfilling of a legacy, do whatever you want.  We’ve been working on this for ten years at Dare (?) 1:10 .  If we set it up right, put the right people in place, okay, there’s nothing that says – and I’ll speak for myself – that I’m the outbound person.  We have to select the best person, inside or outside, to get these jobs done…

ED BREEN:      That’s right.

ANDREW LIVERIS:      …for the future, not just getting the synergies.  We’re motivated to get the synergies and get rid of the spins.

DAVID FABER:      I want to turn back to the N.Y.C.  Of course, Jim Cramer, who you both know well, has a few questions.  Jim, take it away.

JIM CRAMER:      Yeah, sure.  I’m trying to figure out the role of activism in this.  I know Mr. Beam was speaking about the idea that, when Alan Cohen (?) was there, he had studied this.  How much did Trian have to do this, with this?  Were they instrumental at all – Nelson Peltz’s organization?  Because it seems to be – and when, when the stock was at 55, he was saying, please do not give up on DuPont.  There are things that go right.  And I know from Mr. Liveris, I know that Dan Wogue (?) 1:59 was in your company, and whether – I managed to have two board members on one (?) – how much of it is just people within saying – big shareholders – this would be great, and you listening to the big shareholders?

DAVID FABER:      Why don’t we start with Trian’s role if – with, with DuPont?

ED BREEN:      Yeah, well, you know, since as I came in as the CEO, I’ve had a dialogue with Nelson and Ed.  And it’s been very constructive.  You know, I’m glad DuPont didn’t do something a year ago, because this is really the best deal.  I mean, we looked at every possibility, analyzed every one financially.  There’s nothing that financially compares to the value creation for a DuPont shareholder anywhere near this deal that we just announced.  So I’m really happy we got to this point and can transact this deal.  Ah, so – but I’ve been talking to Trian.  And by the way, about two or three weeks ago I did ask them to sign an NDA.  And we brought them under the tent and got their advice on it.  Obviously very, very supportive of us doing this deal, and actually also thought it was the best transaction by far that could have occurred.  And one other thing I’ll say in conversations with Trian – and this is true with our other investors – they asked a lot about, how is the growth going to work in these three companies?  Very concerned about building these companies up, protecting the R&D, and really thinking long term about the future.  And I really appreciate, appreciated that in my conversations with them.

DAVID FABER:      Mr. Loeb has a standstill that expires fairly soon, to Jim’s question.  Did he – was that at all, did that at all figure into how you went about doing it?  Is it a pure coincidence, you announced this on the Friday when the standstill expires Monday?

ANDREW LIVERIS:      I wish I was that good, David, that we could bring together this massive transformation of Dow and DuPont – and also, by the way, we announced the Dow-Corning deal today…

DAVID FABER:      Yes.

ANDREW LIVERIS:      So, in its own right, if this was not a Dow-DuPont announcement, that deal itself would get a lot of attention.  Could I put together two deals like that to arrive on the day before a standstill expiration?  I think you’d have to be, you know, thinking I was a magician to do it.  I’m not.  So these, these are ten-year discussions for us.  And ten-year discussions that got accelerated in the last three or four years because of the Ag site.  And clearly, Third Point had a view on the Ag site as well.  And I would bow to them, and I would bow…  Look, I met Nelson Peltz a year ago.  Nelson had a lot of great ideas about this very conversation.  I’m very out there with the shareholders, as has been reported.  We’ve listened to all of our shareholders.  I believe Third Point gets a major win out of this, because they get to see the clarity of the company we’re creating.  Which is, I think, what activists really want.  They really want to understand the clarity of the value thesis.  I will let Ed speak for DuPont.  There was some mix-up about the Dow value thesis.  And we, as a board, have been marching down this path.  Last five years, we’ve divested thirteen billion of revenue, okay.  We just got out of our chlorine business…

DAVID FABER:      Yup.

ANDREW LIVERIS:      …which we’ve been in for 118 years.  So, this deal was always to be had.  This deal was always there.  And every investor, including activist investors – and, and I – Third Point, who we settled with…

DAVID FABER:      Yes, you did.

ANDREW LIVERIS:      And their two directors, by the way – great directors, fiduciary duty, doing the right thing – this is a unanimous approval to get this deal done.

DAVID FABER:      Jim?

JIM CRAMER:      Yeah.  Andrew, you know, we’ve talked many times about how I felt that Dow Chemical should have been a sixty, sixty-five dollar stock.  Multiple’s wrong.  You became the fastest-growing low-cost producer.  Ed Breen, I have said over and over again, the amount of money.  Ed Breen, I have said over and over again, the amount of money you created at Tyco was extraordinary.  I feel you’ve got the best Ag business.  I’d take yours over Monsanto.  I look at specialty products.  I love and get (?) – Tuleen, Tuleen, please don’t take this personally, because I know you love the show 5:40 – but this is a rival to that.  Material sciences, low-cost producer, fastest grower.  The market is making some sort of weird judgment.  Andrew, your stock – people are saying you could have gotten to a higher price by yourself – is that what the market’s saying?  Or does the market just not understand the synergies and not understand the three companies and not understand how much value both of you have created in your careers?

ANDREW LIVERIS:      Well, look, the market on the rumor really traded us both up equally.  I think we shouldn’t judge it on a day or a moment.  We have a lot of work we’ve got to do.  The synergy number is powerful, Jim.  And the synergy number will be delivered.  Both Ed and I feel it’s conservative.  And we also feel we can get the synergy number and get it quick.  And so that is really important.  And we’ll be out there talking to all of our investors.  And really obviously we see the power of that number.  We could never have done that on our own.  Just by coming together, we’ll get that synergy number.

DAVID FABER:      We can hear the sound of – starting up at the Exchange.  So we only have a couple of minutes before the opening bell.  But this point of, well, why not have – just self-help?  You know, why not have split Dow the way you are now in the future, would have been a lot of quicker, and conceivably you could have gotten it done in a more expeditious fashion.  Why was that not a preferred (inaudible – simultaneous speakers)?

ED BREEN:      Well, let me answer part of that too, and then Andrew.  This deal, you got to understand, is the most tax-efficient way to put the pieces together properly.  There’s no tax.  So by us putting the business together, we did not just fix the Ag issue, which creates the world-leading Ag company as Jim just mentioned.  But we now create a specialty company that’s going to have a nice multiple trading against it.  And Dow puts the right pieces from DuPont into where they belong.  And we had the same issue at DuPont.  A lot of confusion about, how do you value all these different pieces.  So we fixed three strategy pieces all at once.  Then we have the synergies on top of it.  Then we have our growth plans on top of that – all tax efficiently.  And that’s not easy to normally do.

DAVID FABER:      Right.

ANDREW LIVERIS:      So it’s an accelerant.  It’s an accelerant or propellant.  By being together, we can get bigger synergy numbers than being apart.

DAVID FABER:      Yup.

ANDREW LIVERIS:      Yes, we did self-help, but nothing like this size.

DAVID FABER:      Finally, sort of this idea of who’s going to be running these individual units.  I mean, you mentioned you’re not necessarily going to be outbound.  Do you know what you’d like your role to be…

ANDREW LIVERIS:      Well…

DAVID FABER:      …once, let’s call it, once this closes and the 18-to-24 months has taken place?  Are you, are you done?

ANDREW LIVERIS:      No, the executive chairman role and the CR (?) role is very clearly spelled out.  I’ve got direction to set up materials.  Ed’s got direction to set up Ag and specialties, from our boards.  The boards will obviously decide.  The space pace of that, we hope to get it done as fast as possible.  Look, I, I’ve had a tremendous opportunity to be CEO of the Dow Chemical Company.  The vision to get us here has been a board-driven vision.  And I’m very happy that once we close this deal, execute and put the plan in place to get the deal launched – okay, the spins – then we will make the right succession decision.  And there’s no need for me to be that person.

DAVID FABER:      Right.  So Jim Gallogly, a board member who ran Lyondell – is it possible he’ll run materials?

ED BREEN:      Jim, Jim is a great board member – and I talk to him all the time – and obviously loves and understands this industry.  But, but Jim’s also 63 years old.

DAVID FABER:      Okay.  Gentlemen, we have to leave it there.  I could go on for a long time.  (laughter)  But thank you for taking the time of course on this day.  And I’m sure you’ll get some rest at some point.  Andrew Liveris, CEO of Dow Chemical; Ed Breen, CEO of DuPont – soon to be Dow-DuPont.

ED BREEN:      You got it, yup.

DAVID FABER:      All right.  Thank you, guys.

(END OF FILE) – 9:05 minutes

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.